Exhibit 99.1

13 June 2017

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

R&D manufacturing site visit for investors and analysts

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, is hosting a site visit today at its state-of-the-art manufacturing site in Bilbao, Spain for institutional investors and sell-side analysts.

The site visit will be hosted by Jim Phillips, CEO and will include presentations from Craig Cook, CMO, as well as a talk from the perspective of a patient diagnosed with DIPG (diffuse intrinsic pontine glioma) and treated with Midatech’s lead R&D programme, MTX110.

Programme updates will include:
•	Q-Octreotide (MTD201) for carcinoid syndrome and acromegaly, which is on track to start its first in human equivalence study later this year versus Novartis’ market leading Sandostatin LAR product
•	Childhood brain cancer program (MTX110), which is now rapidly moving towards a Phase I/II study in the US and/or EU/UK, and following the license deal with Novartis, announced last week
•
Liver cancer programme (MTD119), which continues to show encouraging efficacy results in pre-clinical models.  The latest orthotopic liver cancer study is underway and is already showing higher anti-tumour effects compared to the current standard of care, Sorafenib

•
Also included will be an update on the adult brain cancer glioblastoma MTR103 program, as well as the Group’s pioneering research in cancer immuno-therapy and the developing supportive scientific rationale for using the Group’s gold nano-particle technology for cancer immuno-therapy

Attendees will be given a tour of the GMP manufacturing facilities: the first plant licensed in Europe for nanoparticle manufacture, which was recently upgraded to enable the manufacture of sustained release products under clean conditions.

No new price sensitive information will be disclosed at the event and presentations will be available on Midatech’s website on 14th June 2017.

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith

Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com